JPMORGAN CHASE PROXY DISCUSSION TOPICS

2016 Proxy

April 2016

JPMorgan Chase & Co.

New compensation and governance measures adopted by the Board in response to shareholder feedback

① Performance Share Unit ("PSU") program for members of the Operating Committee

- On January 19, 2016, the Board approved the grant of PSUs to Operating Committee members under the Firm's variable compensation program for performance year 2015

- PSUs will be earned based on the Firm's return on tangible common equity ("ROTCE")[1] over a 3-year performance period
  - See pages 8-9 herein for additional details

② Clawback disclosure policy

- On October 20, 2015, the Board adopted a clawback disclosure policy that requires the Firm to disclose whether or not there has been any recoupment or recovery of previously paid compensation from a senior executive

- We maintain clawback/recoupment provisions on both cash incentives and equity awards, which enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations

③ Proxy access

- On January 19, 2016, the Board adopted amendments to the Firm's By-laws to implement a proxy access By-law provision

- The proxy access By-law permits shareholders to nominate up to 20% of the Firm's Board of Directors (but in any event at least two directors) and includes a shareholder ownership threshold requirement of 3% for at least 3 consecutive years

[1] Refer to notes 1 and 2 on slide 19

JPMORGAN CHASE & CO.

Matters to be voted on

A **Management proposals**

> **The Board of Directors recommends you vote FOR each director nominee and FOR the following proposals:**

1. Election of directors

2. Advisory resolution to approve executive compensation

3. Ratification of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm

B **Shareholder proposals**

> **The Board of Directors recommends you vote AGAINST each of the following shareholder proposals:**

4. Independent board chairman – require an independent chair

5. How votes are counted – count votes using only for and against and ignore abstentions

6. Vesting for government service – prohibit vesting of equity-based awards for senior executives due to voluntary resignation to enter government service

7. Appoint a stockholder value committee – address whether divestiture of all non-core banking business segments would enhance shareholder value

8. Clawback amendment – defer compensation for 10 years to help satisfy any monetary penalty associated with violation of law

9. Executive compensation philosophy – adopt a balanced executive compensation philosophy with social factors to improve the Firm's ethical conduct and public reputation

JPMORGAN CHASE & CO.

Agenda

JPMorgan Chase & Co.

Proposal #1: Election of directors

The Board of Directors recommends you vote FOR each director nominee

Nominee	Age	Principal Occupation	Director Since	Other Public Co. Boards (#)	Committee Membership[1]
Linda B. Bammann	60	Retired Deputy Head of Risk Management of JPMorgan Chase & Co.[2]	2013	0	Public Responsibility; Directors' Risk Policy
James A. Bell	67	Retired Executive Vice President of The Boeing Company	2011	3	Audit
Crandall C. Bowles	68	Chairman Emeritus of The Springs Company	2006	1	Audit; Public Responsibility (Chair)
Stephen B. Burke	57	Chief Executive Officer of NBCUniversal, LLC	2004 Director of Bank One Corporation from 2003 to 2004	1	Compensation & Management Development; Corporate Governance & Nominating
James S. Crown	62	President of Henry Crown and Company	2004 Director of Bank One Corporation from 1991 to 2004	1	Directors' Risk Policy (Chair)
James Dimon	60	Chairman and Chief Executive Officer of JPMorgan Chase & Co.	2004 Chairman of the Board of Bank One Corporation from 2000 to 2004	0	
Timothy P. Flynn	59	Retired Chairman and Chief Executive Officer of KPMG	2012	1	Public Responsibility; Directors' Risk Policy
Laban P. Jackson, Jr.	73	Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	2004 Director of Bank One Corporation from 1993 to 2004	0	Audit (Chair)
Michael A. Neal	63	Retired Vice Chairman of General Electric and Retired Chairman and Chief Executive Officer of GE Capital	2014	0	Directors' Risk Policy
Lee R. Raymond (Lead Independent Director)	77	Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	2001 Director of J.P. Morgan & Co. Incorporated from 1987 to 2000	0	Compensation & Management Development (Chair); Corporate Governance & Nominating
William C. Weldon	67	Retired Chairman and Chief Executive Officer of Johnson & Johnson	2005	2	Compensation & Management Development; Corporate Governance & Nominating (Chair)

11 directors, 10 independent	4 new directors, including 3 new Risk Policy Committee members, since 2011	Robust Lead Independent Director Role	Endorsed the Shareholder Director Exchange (SDX) Protocol in 2014

[1] Principal standing committees
[2] Retired from JPMorgan Chase & Co. in 2005

MANAGEMENT PROPOSALS

4

JPMorgan Chase & Co.

Proposal #2: Advisory resolution to approve executive compensation

Compensation Discussion & Analysis Roadmap

The Board of Directors recommends you vote <u>FOR</u> this proposal

Compensation Discussion & Analysis Roadmap		
1. How did we perform?	■ **Business results**: Achieved strong multi-year financial performance and created long-term shareholder value ■ **Risk & Control**: Enhanced the efficiency and effectiveness of our controls, while reinforcing our corporate culture ■ **Customers & Clients**: Strengthened our franchises by enhancing our customers' experience ■ **People Management & Leadership**: Significant investment in our people, including enhancing diversity programs, building a pipeline of leaders, and developing outstanding talent across the organization	**Pages 39-44**
2. How do we assess performance and determine pay?	■ **Proactive approach to assessing performance** enables the Board to make fully informed decisions ■ **Performance is assessed against four broad categories over a multi-year period,** in order to drive short-, medium-, and long-term shareholder value ■ **New for 2015: Performance Share Unit ("PSU") Program** introduces a formulaic component in Operating Committee members' ultimate compensation, which further aligns pay levels with sustained performance (see CEO and NEOs Pay Mix below), while retaining risk and control features	**Pages 45-47**

3. How did we pay our CEO and other NEOs?	■ **CEO Pay Level:** The Board's decision to increase Mr. Dimon's 2015 compensation to $27 million (vs. $20 million in 2014) reflects the following:
	   ■ Sustained performance across broad performance categories, including strong multi-year financial results and substantial progress on long-term objectives such as business simplification, optimization of the balance sheet, reduction of the GSIB surcharge and expense reduction
	   ■ The Firm's strong 2015 performance, including 13% ROTCE, record net income and record EPS
	   ■ Further strengthened our control environment, improving both effectiveness and efficiency, addressing issues that resulted in supervisory and enforcement actions, and reinforcing of our Firm culture
	   ■ Assessment of peers' CEO pay levels and desire to improve competitiveness based on our strong relative performance
	   ■ Consideration of a number of other factors, which are set forth on pages 50-52 of the proxy statement
	■ **CEO Pay Mix:** Board awarded 100% of CEO's equity (80% of variable compensation) in the form of PSUs
	■ **NEOs Pay Levels:** Reflect strong performance at the Firm, line of business, and individual level
	■ **NEOs Pay Mix:** Majority of 2015 variable compensation is in equity in the form of PSUs (30%) and RSUs (30%)
		Pages 48-57

4. What are our pay practices?	■ **Shareholder-aligned compensation philosophy** drives compensation related decision making at every level of our Firm ■ **No special executive benefits,** severance, golden parachutes or guaranteed bonuses ■ **Strong stock ownership guidelines and retention requirements** create long-term alignment with shareholders	**Pages 58-60**
5. How do we address risk & control?	■ **Strong corporate governance** and independent Board oversight of our executive compensation program ■ **Rigorous process to review risk and control issues** at the Firm, line of business, and regional level, which can and have led to impact on compensation pools, as well as reduction in compensation at the individual level ■ **Strong cancellation and clawback** provisions cover both cash incentives and equity awards ■ **New for 2015: Board approved new clawback disclosure policy** further enhancing our transparency with shareholders	**Pages 61-65**

JPMorgan Chase & Co.

Proposal #2: Advisory resolution to approve executive compensation

For additional detail, see 2016 Proxy Statement pages 27; 35-78

Shareholder engagement and what we heard…

The Board of Directors recommends you vote FOR this proposal

Shareholder Engagement Summary

- Shareholder discussions during the lead up to our annual meeting in the Spring are usually focused on specific issues related to the proxy statement while discussions at other times of the year are typically focused on corporate governance and other topics of interest to our shareholders
- In 2015, management outreach efforts included the following:
  - Hosted more than 90 shareholder outreach discussions, covering shareholders representing in the aggregate over 40% of our outstanding common stock – similar to our 2014 outreach program. Topics included:
    - Company strategy and performance
    - Management and Board compensation
    - Board structure and composition
    - Corporate Governance Principles and By-laws, including proxy access
    - Succession planning
    - Disclosures – proxy format and content, including clawback disclosure
- Members of senior management participated in more than 50 investor meetings and presented at 13 investor conferences in 2015. Members of senior management also held 10 investor trips during 2015 throughout the U.S., as well as international trips to Asia and Europe, during which they met in person with shareholders and other interested parties

What We Heard | **2015 Management Say-on-Pay and Shareholder Feedback**

- In 2015, we received 61% of votes in favor of our Management Say-on-Pay proposal, reflecting the following feedback:
  - Our shareholders expressed strong views that a portion of the long-term incentive program should be tied to quantifiable financial performance measures, while recognizing that RSUs should continue to be used when appropriate
  - A meaningful number of shareholders also asked that we amend our clawback policy to require an annual disclosure of clawbacks that occur for senior executives, notwithstanding our existing practice of disclosing such clawbacks
- The Board of Directors took actions over the past year to address shareholder feedback

MANAGEMENT PROPOSALS

Proposal #2: Advisory resolution to approve executive compensation

…what we did to enhance our compensation program

For additional detail, see 2016 Proxy Statement pages 35-78

The Board of Directors recommends you vote FOR this proposal

What We Did	Shareholder Engagement and Compensation Related Actions



1 Spring 2015 Shareholder Outreach
2 Shareholder Feedback Shared with Board
3 Board Assessed Plan Design Alternatives
4 Board Approved Clawback Disclosure Policy
5 Fall 2015 Shareholder Outreach
6 Board Approved Performance Share Unit Program

Response to Shareholder Feedback

- Shortly after filing our 2015 Proxy Statement, we engaged our shareholders to discuss issues and topics of interest, including compensation

- In addition to answering shareholder questions, we specifically solicited input on our equity program, CEO pay mix, and clawback disclosure (among other topics)

- The Compensation & Management Development Committee ("CMDC") discussed and explored performance share alternatives during meetings throughout 2015

- To enhance the level of feedback available to the Board, the Firm re-engaged shareholders in the fall of 2015, with a focus on compensation structure

- **In total, we had more than 90 conversations with shareholders, representing over 40% of our outstanding common stock**

- The Board finalized the design of the PSU Program, and approved Operating Committee members' 2015 compensation in January 2016

Say-On-Pay Topics	Enhancements to Compensation Program
Performance Shares	■ Board approved PSU Program for Operating Committee ■ Payout is formulaically determined based on achievement against an absolute ROTCE[1] and relative ROTCE framework, while retaining risk and control features ■ 3-year performance period with ROTCE assessed and calculated on an annual basis ■ Combined vesting of 3 years plus additional 2-year holding period for a total of 5 years
CEO Pay Mix	■ Board reduced CEO's cash bonus to $5.0 million from $7.4 million (cash component of variable compensation reduced to 20% in 2015 from 40% in 2014) ■ Board awarded 100% of CEO's incentive equity compensation in the form of PSUs
Clawback	■ Board approved clawback disclosure policy for senior executives ■ Clawback disclosure policy requires Firm to disclose in its proxy statement whether there has been a clawback of senior executives' compensation for that year for public matters

✓ **Pay-for-Performance Alignment**   ✓ **Strong Governance**   ✓ **Transparency**   ✓ **Responsive to Shareholders**

MANAGEMENT PROPOSALS

[1] Refer to notes 1 and 2 on slide 19

J.P.Morgan Chase & Co.

Proposal #2: Advisory resolution to approve executive compensation

PSU program overview

The Board of Directors recommends you vote <u>FOR</u> this proposal

Plan Feature	Description
Vehicle	■ Value of units moves with stock price during performance period; units are settled in shares at vesting
Time Horizon	■ 3-year cliff vesting, plus an additional 2-year holding period (for a combined 5-year holding period)
Performance Measures	■ After evaluation, the CMDC selected ROTCE[1], as it is a fundamental measure of financial performance that reflects the Firm's profitability as well as its capital base, thereby incorporating both the income statement and the balance sheet. It measures how well management is using common shareholders' equity to generate profit. It is a primary measure by which we manage our business and investors and analysts use it to assess our performance relative to competitors ■ Payout under this 3-year plan will be calculated annually based on achievement against both absolute ROTCE and relative ROTCE, per the formulaic payout grid below. The CMDC believes having absolute and relative ROTCE helps ensure a fair and balanced outcome for both shareholders and participants
Payout Grid	 ■ In January 2016, the CMDC set maximum payout at an ROTCE level of 14% (or greater). The CMDC believes that achieving a 14% ROTCE in each year during the 3-year performance period has the potential to create significant shareholder value and should yield a payout at the top of the grid ■ In making this determination, the CMDC thoroughly reviewed the Firm's expected range of net income and capital outcomes over the next 3 years, as well as the Firm's historical performance
PSU Performance Companies	■ Bank of America, Barclays, Capital One Financial, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, Morgan Stanley, UBS, and Wells Fargo ■ Criteria: close competitors with business activities that overlap with at least 30% of our revenue mix[2]
Narrow Adjustment Provisions	■ The CMDC may only make adjustments (up or down) for the specific purpose of maintaining the intended economics of the award in light of changed circumstances (e.g., change in accounting rules/policies or changes in capital structure). The award is also subject to risk and control features

Absolute ROTCE	Payout		Relative ROTCE	Payout
>=14%	150%		1st Quartile	150%
6% to <14%	Pay by relative ROTCE Scale		2nd Quartile	100% to 125%
			3rd Quartile	70% to 100%
<6%	0%		4th Quartile	25% to 55%

[1] Refer to notes 1 and 2 on slide 19
[2] Refer to note 3 on slide 19

MANAGEMENT PROPOSALS

JPMORGAN CHASE & CO.

Proposal #2: Advisory resolution to approve executive compensation

PSU program time horizon

The Board of Directors recommends you vote FOR this proposal

Performance Share Units – 5-Year Time Horizon

●— PSU goal is set at beginning of performance period and is the same for all 3 years →

3-Year Performance Period (cliff-vest)	+	2-Year Additional Hold on Fully Vested Awards

2016	2017	2018	2019	2020

Payout calculated on 1/3 units awarded	+	Payout calculated on 1/3 units awarded	+	Payout calculated on 1/3 units awarded	=	Ultimate number of units earned

Performance assessed and payout calculated for each annual period

← **Awards subject to reduction/cancellation/recovery based on Risk/Control features (including protection based vesting)** →

Annual payout calculation results in: ✓ **NO** "catch up" for performance years ✓ **NO** "rollover" for very strong years

JPMORGAN CHASE & CO.

Proposal #2: Advisory resolution to approve executive compensation[1]

Long-term financial performance and total shareholder return

For additional detail, see 2016 Proxy Statement pages 35-78

The Board of Directors recommends you vote FOR this proposal

Why should shareholders approve our Say on Pay?

1. **Strong 2015 business performance continued to support sustained shareholder value**

2. **Pay and performance are determined using a balanced framework; PSUs payout based on formula**

3. **CEO and NEOs pay levels are commensurate to outstanding multi-year adjusted performance including 2015**

4. **Pay practices are responsive to shareholders and aligned with their interests**

5. **Pay and performance are tied to extensive risk and control features**

Strong ROTCE on Increasing Capital



Sustained Growth in both TBVPS and EPS[2]

TBVPS CAGR: 11%
EPS CAGR: 24%



Sustained Shareholder Value ("TSR")[3]



Total return index values	1-year	3-year	5-year
JPMorgan Chase	8%	63%	77%
S&P Financial	-2%	54%	64%
KBW Bank	-%	51%	55%

Note: Tangible Book Value Per Share ("TBVPS")
[1] Refer to note 1 on slide 19
[2] 2010-2014 has been revised to reflect the adoption of new accounting guidance for investments in affordable housing projects
[3] Refer to notes 4 and 5 on slide 19

MANAGEMENT PROPOSALS

JPMorgan Chase & Co.

The Board of Directors recommends you vote FOR this proposal

Why should shareholders approve our Say on Pay?

1. **Strong 2015 business performance continued to support sustained shareholder value**

2. **Pay and performance are determined using a balanced framework; PSUs payout based on formula**

3. **CEO and NEOs pay levels are commensurate to outstanding multi-year adjusted performance including 2015**

4. **Pay practices are responsive to shareholders and aligned with their interests**

5. **Pay and performance are tied to extensive risk and control features**

Net Income Relative to CEO Pay



Net Income Relative to CEO Pay

*The Board significantly reduced Mr. Dimon's pay in response to Chief Investment Office ("CIO") trading losses.

TBVPS Relative to CEO Pay



Tangible Book Value per Share (TBVPS) Relative to CEO Pay

EPS Relative to CEO Pay



Earnings per Share (EPS) Relative to CEO Pay

ROTCE Relative to CEO Pay



Return on Tangible Common Equity (ROTCE) Relative to CEO Pay

[1] Refer to note 1 on slide 19

JPMORGAN CHASE & CO.

Proposal #2: Advisory resolution to approve executive compensation

For additional detail, see 2016 Proxy Statement pages 35-78

CEO compensation

The Board of Directors recommends you vote FOR this proposal

Mr. Dimon's 2015 compensation reflects exceptional multi-year performance

- The Board's decision to increase Mr. Dimon's 2015 compensation to $27.0 million (vs. $20.0 million in 2014) reflects his outstanding performance against four broad performance categories, which the Board uses to assess his performance, including:
  - ***Business Results:*** Exceptional multi-year performance, including strong financial results and substantial progress on long-term objectives such as business simplification, optimization of the balance sheet, reduction of the GSIB surcharge and expense reduction. Additionally, the Firm achieved strong 2015 performance, including 13% ROTCE, record net income, and record EPS
  - ***Risk & Control:*** Significant enhancements to our control environment, improving both the effectiveness and efficiency, and reinforcement of our Firm culture, by embedding our corporate standards throughout the employee life cycle
  - ***Customer & Clients:*** Market leadership of our four franchises through significant investments in product innovation and leading edge technologies
  - ***People Management & Leadership:*** Significant investment in our people, including enhancing diversity programs, building a pipeline of leaders, and developing outstanding talent across the organization
- The Board considered several other factors, some of which are set forth on pages 50-52 of the proxy statement

2014 vs 2015 Total Compensation



$20.0M
$27.0M
Equity Comp 60%
$11.1M
RSUs
Cash Comp 40%
$7.4M
Cash Incentives
$1.5M
Salary
Variable Comp ("At-Risk") 93%
Equity Comp 80%
$20.5M
PSUs
Cash Based 20%
$5.0M
Cash Incentives
$1.5M
Salary
Variable Comp ("At-Risk") 94%
2014
2015

% of Profits Paid to CEOs – Three Year Average



% of Profits Paid to CEOs – Three Year Average
(Financial Services Peer Group) (2012-2014)2
0.08%
0.09%
0.14%
0.19%
0.36%
0.45%
0.78%
JPMorgan Chase & Co.
Wells Fargo
Citigroup
Bank of America
Goldman Sachs
American Express
Morgan Stanley

Prior 3-Year Average CEO Total Compensation (2012-2014)[1]



$13.0M
$13.0M
$16.8M
$17.2M
$19.3M
$23.8M
$28.7M
Bank of America
Citigroup
Morgan Stanley
JPMorgan Chase & Co.
Wells Fargo
American Express
Goldman Sachs

[1] Refer to note 6 on slide 19
[2] Refer to note 7 on slide 19

MANAGEMENT PROPOSALS

Proposal #3: Ratification of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm

For additional detail, see 2016 Proxy Statement pages 79-83

The Board of Directors recommends you vote FOR this proposal

- The members of the Audit Committee of the Board believe that continued retention of PricewaterhouseCoopers LLP ("PwC") as the Firm's independent external auditor is in the best interests of JPMorgan Chase and its shareholders

- The Audit Committee annually reviews PwC's independence and performance in connection with the determination to retain PwC

- It is JPMorgan Chase's policy not to use PwC's services other than for audit, audit-related and tax services
  - The Firm is committed to reducing the amount of tax services provided by PwC and, accordingly, intends to use alternate service providers when appropriate or practicable

- In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years of service an individual partner may provide audit service to our Firm. The lead audit partner may provide service to our Firm for a maximum of five consecutive years

- **Commencing with the 2016 audit, a new lead audit partner has been designated for the Firm who is expected to serve in this capacity through the end of the 2020 audit. The Audit Committee was directly involved in the selection of the new lead audit partner**

MANAGEMENT PROPOSALS

J.P.Morgan Chase & Co.

Agenda

	Page
Management proposals	3
Shareholder proposals	**14**

JPMORGAN CHASE PROXY DISCUSSION TOPICS

JPMORGAN CHASE & CO.

For additional detail, see 2016 Proxy Statement pages 85-86

Proposal #4: Shareholder proposals

The Board of Directors recommends you vote AGAINST this proposal and here's why…

Proposal #4: Independent board chairman – require an independent chair (Proxy Statement pages 85-86)

- The Board of Directors has an unremitting fiduciary duty to act as it believes to be in the best interests of the Firm and its shareholders and should retain the responsibility to determine the Board leadership structure that will best serve those interests
- The Firm's Corporate Governance Principles provide that the Board annually, and in connection with succession planning and the selection of a new CEO, review and determine whether the role of Chairman should be a non-executive position or combined with that of the CEO (see page 20 of the proxy statement for factors the Board may consider as part of its review of its leadership structure)
- The Firm's current governance structure provides the independent leadership and management oversight sought by the proposal (see pages 20 and 21 of the proxy statement for additional details)
  - The Lead Independent Director has significant authority and responsibilities with respect to the operation of the Board, including:
    - Call a Board meeting (as well as a meeting of the independent directors of the Board) at any time
    - Preside over Board meetings when the Chairman is absent or his participation raises a possible conflict
    - Approve Board meeting agendas and add agenda items
    - Preside over executive sessions of independent directors, which take place at every regularly scheduled in-person Board meeting
    - Meet one-on-one with the CEO at every regularly scheduled in-person Board meeting
    - Guide the annual performance evaluation of the Chairman and CEO
    - Guide independent director consideration of CEO compensation
    - Guide full Board consideration of CEO succession issues
    - Guide the annual self-assessment of the full Board
    - Facilitate communication between management and the independent directors
    - Be available for consultation and communication with shareholders and other constituencies where appropriate
- The Board regularly seeks and considers feedback from shareholders on the Firm's leadership structure (see page 27 of the proxy statement for additional details)
- The Board's belief in the importance of retaining the flexibility to determine the best leadership structure is consistent with the policies and practices at other large companies
  - According to the *Spencer Stuart Board Index 2015*, only 21 S&P 500 companies (4%) have adopted a formal policy requiring separation of the Chairman and CEO roles
  - Among Chairmen at S&P 500 companies:
    - 52% are the current CEO
    - 29% are independent
    - 18% are former CEOs or current executives
    - 1% are outside related directors
  - These statistics support the Board's strongly held view that it should retain the responsibility to determine the Board leadership structure that will best serve the interests of the Firm and its shareholders

For additional detail, see 2016 Proxy Statement pages 87-90

Proposals #5-6: Shareholder proposals (cont'd)

The Board of Directors recommends you vote AGAINST these proposals and here's why…

Proposal #5: How votes are counted – count votes using only for and against and ignore abstentions (Proxy Statement pages 87-88)

- Changing the voting procedure would not be in the best interests of shareholders
- The current voting standard contained in our By-laws treats shareholder and management proposals equally
- Counting abstention votes honors the intent of the shareholders
- Our vote counting methodology is consistent with Delaware law and is followed by the majority of Delaware corporations

Proposal #6: Vesting for government service – prohibit vesting of equity-based awards for senior executives due to voluntary resignation to enter government service (Proxy Statement pages 89-90)

- Our Government Office compensation provisions are intended to help us attract talented and dedicated people
- The Government Office terms of our equity plan are the same for all participants
- The Government Office accelerated distribution provisions do not provide employees with a windfall
  - These provision do not reward employees for leaving the Firm to enter government service; they merely remove an impediment by enabling any such employees, under specified conditions, to keep deferred equity compensation awarded in connection with past service to the Firm
- The proxy statement discloses detailed information about the Government Office provisions. We have enhanced this disclosure in response to shareholder feedback (see pages 72-74 of the proxy statement for additional details)

SHAREHOLDER PROPOSALS

16

JPMorgan Chase & Co.

For additional detail, see 2016 Proxy Statement pages 91-93

Proposal #7: Shareholder proposals (cont'd)

The Board of Directors recommends you vote AGAINST this proposal and here's why…

Proposal #7: Appoint a stockholder value committee – address whether divestiture of non-core banking business segments would enhance shareholder value (Proxy Statement pages 91-93)

- Our Board is focused on enhancing long-term shareholder value and provides active oversight of management's strategy
  - The Board and management do not favor size for its own sake or support or oppose any strategy on ideological grounds, but instead analyze strategy from the perspective of serving the Firm's clients, customers and communities and how we believe any particular strategic initiative will affect long-term shareholder value
- The Board reviewed with management its analysis reported to shareholders at our 2015 Investor Day on February 24, 2015, of a potential separation scenario and concurred in the conclusion that continuing our strategy and delivering on our commitments is the highest-certainty path to enhancing long-term shareholder value
  - In 2015, the Firm met or exceeded targets related to balance sheet optimization and managing its capital, its GSIB surcharge and expenses
- Our mix of products and services and our global structure are driven by the clients, customers and communities we serve
  - Our diversification and scale are the key to this and enables us to serve our customers and clients, which include nearly 50% of U.S. households and approximately 80% of Fortune 500 companies
- Our operating model benefits from diversification and scale
  - The proposal mischaracterizes the research report published by Goldman Sachs in January 2015. That report did *not* conclude the Firm should divest significant businesses. While the illustrative analysis highlighted potential value in a separation, the report acknowledged the analysis was based on a wide range of outcomes and sensitive assumptions, and that a separation would carry considerable execution risk[1]
- We have a resilient business model built on a fortress balance sheet
  - During our 2016 Investor Day, we showed the extent to which the Firm is resilient to capital loss and liquidity stress post crisis, including $350 billion of total loss absorbing resources to withstand a severe stress environment
- We believe that forming a Board committee to review the divestitures specified in this proposal would not enhance shareholder value
  - The Board has shown it is willing to exit businesses, products or clients not fundamental to our business or not generating the appropriate level of return

[1] "The report noted: "While a breakup thus looks accretive, we would weigh this against the execution risk associated with a breakup of this magnitude, likely reductions in JPM's estimated net income synergies of $6-7bn and the consideration that each standalone business would likely still be subject to CCAR (although perhaps not asset management), which remains the binding capital constraint for most banks. And despite its higher G-SIB requirement, JPM's current ROTCE potential remains higher than that of most peers, which face similarly high capital requirements as JPM after factoring in CCAR."

SHAREHOLDER PROPOSALS

For additional detail, see 2016 Proxy Statement pages 94-98

Proposals #8-9: Shareholder proposals (cont'd)

The Board of Directors recommends you vote AGAINST these proposals and here's why…

Proposal #8: Clawback amendment – defer compensation for 10 years to help satisfy any monetary penalty associated with violation of law (Proxy Statement pages 94-95)

- JPMorgan Chase's clawback provisions are broader and more flexible than the proposed amendment, are long-standing and they work
  - We have a history of invoking these clawback provisions to recover compensation and, where warranted, have publicly disclosed the details of such actions
  - In 2015, our Board went further in this regard and adopted a policy requiring public disclosure in the event the Firm recoups any incentive compensation from members of the Operating Committee or the Firm's Controller
- Strong ownership and retention requirements further strengthen the connection between executives and shareholders
- Risk and control issues (including settlement payments and fines) are integrated into our compensation framework
- The proposed amendment is overly prescriptive and would put JPMorgan Chase at a significant competitive disadvantage in attracting and retaining talent

Proposal #9: Executive compensation philosophy – adopt a balanced executive compensation philosophy with social factors to improve the Firm's ethical conduct and public reputation (Proxy Statement pages 96-98)

- The Firm's compensation philosophy supports sustained shareholder value and drives fairness and consistency across the Firm
- The Compensation & Management Development Committee ("CDMC") uses a disciplined pay-for-performance framework to make executive compensation decisions commensurate with Firm, line of business, and individual performance, while considering other relevant factors, including those related to culture and conduct
- Our Firm works to strengthen our communities through our core business activities
- Our Firm has designed unique initiatives to meet the central economic challenges of our communities, from preparing a workforce to thrive in the global economy to expanding private capital investment in conservation
- We hold executives accountable, when appropriate, for significant actions or items that negatively affect the Firm in current or future years

SHAREHOLDER PROPOSALS

18

JPMORGAN CHASE & CO.

Notes

Notes on non-GAAP financial measures

1. Tangible common equity ("TCE"), return on tangible common equity ("ROTCE"), and tangible book value per share ("TBVPS") are each non-GAAP financial measures. TCE represents the Firm's common stockholders' equity (i.e., total stockholders' equity less preferred stock) less goodwill and identifiable intangible assets (other than mortgage servicing rights ("MSRs")), net of related deferred tax liabilities. ROTCE measures the Firm's earnings as a percentage of average TCE. TBVPS represents the Firm's TCE at period-end divided by common shares at period-end. TCE, ROTCE, and TBVPS are meaningful to the Firm, as well as investors and analysts, in assessing the Firm's use of equity.

2. ROTCE is calculated for each year in the Performance Period using unadjusted publicly reported data as set forth in published financial disclosures. For additional details, please refer to the Terms and Conditions in Exhibit 10.22, filed with the SEC on February 23, 2016.

Additional notes

3. Based on companies referenced on page 46 of the proxy statement.

4. The graph depicts Total Shareholder Return ("TSR"); assumes reinvestment of dividends.

5. For the Firm's 5-year stock performance, see our Annual Report on Form 10-K for the year ended December 31, 2015, at page 67.

6. Total compensation is comprised of base salary, actual cash bonus paid in connection with the performance year, and long-term incentive compensation, including cash and equity-settled awards (the target value of long-term incentives awarded in connection with the performance year). The most recently used compensation data is 2014 since not all of our Financial Services peers will have filed their proxy statements before the preparation of our own proxy statement. Source: Proxy statements.

7. Percentage of profits paid is equal to three year average CEO compensation divided by three year average net income. Methodology for determining Total Compensation is provided on page 50 of the proxy, footnote 1. Source: Annual reports and proxy statements.

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JPMORGAN CHASE & CO.